Mail Stop 3561

March 30, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. James Doolin
  Chief Executive Officer and Chief Financial Officer
HANGMAN PRODUCTIONS, INC.
1338 S Foothill Drive #200
Salt Lake City, Utah 84108

>   **Re: Hangman Productions, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed March 5, 2009**
>   **File No. 0-50892**

Dear Mr. Doolin:

     We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

     Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K (Fiscal Year Ended December 31, 2008)

Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 10

1.   In future filings please revise the table of high and low bid information to include quarterly bid data for the each of the most recent two fiscal years. We note you provided a range of annual bid and ask data for the most recent fiscal year that ended December 31, 2008. In this regard, quarterly bid data should have been provided for the years ended December 31, 2008 and December 31, 2007. See Item 201(a)(1)(iii) of Regulation S-K.

Selected Financial Data, page 10

2.   We note you have chosen to include Item 301 "Selected Financial Data" pursuant to Regulation S-K; however, when this information is presented, the most recent five fiscal years are required to be provided (or for the life the Company, if shorter). We note you have chosen to include only the most recent fiscal year that ended December 31, 2008. In future filings, you may omit this section pursuant to the scaled disclosure available to smaller reporting companies whereby "Selected Financial Data" is not required to be provided. See Item 3.01(c) of Regulation S-K. However, to the extent you choose to include "Selected Financial Data," then such data should comply with the requirements pursuant to Item 3.01(a) of Regulation S-K. Please refer to the SEC release entitled "Smaller Reporting Company Regulatory Relief and Simplification," Release No. 33-8876 (December 19, 2007) at http://www.sec.gov/rules/final/2007/33-8876.pdf and the SEC's related compliance guide entitled "A Small Entity Compliance Guide" dated January 25, 2008 at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Management's Discussion and Analysis, page 11

3.   In future filings please include a discussion of your discontinued operations, including a description of the operations, how it differed from your current operations, and when it was sold. We note your disclosure in Note 7 to the audited financial statements that the discontinued operations relate to your former consolidated subsidiary, 4th Grade Films, Inc.

Financial Statements

Note 7. Discontinued Operations, page 26

4.   Reference is made to the gain of $56,997, reflected in additional paid-in capital due to the related party nature of the transaction. It is unclear to us how you calculated the gain amount. Please provide us with your detailed computation (and all related journal entries in connection with the sale of this subsidiary) in arriving at the gain. We may have further comment after review of your response.

James Doolin
Hangman Productions, Inc.
March 30, 2009
Page 3

<u>Signatures, page 33</u>

5.   In future filings, please note that the Annual Report on Form 10-K must also be signed by
        the persons designated as your principal executive officer, principal financial officer,
        controller, or principal accounting officer. In this regard, please indicate on the signature
        page the person(s) who are designated to sign in these capacities. Refer to the
        requirements of General Instruction D(2) of the Form 10-K.

<u>Exhibit 31 Certifications</u>

6.   We note you have provided two Exhibit 31 Certifications pursuant to the requirements
        under Item 601 of Regulation S-K; however, one of the Certifications was signed by
        James Doolin and the other by Shane Thueson, each in the capacity of "Principal
        Executive Officer." In future filings, please note that your Principal <u>Financial</u> Officer is
        also required to present a separate Exhibit 31 Certification. To the extent that James
        Doolin is also the Principal Financial Officer, please include this dual designation on the
        Exhibit 31 Certification for him. Separately, we noted that your Exhibit 32 Certification
        has been signed by James Doolin in the capacity as both the Principal Executive and
        Financial Officer. Please also confirm to us in writing that James Doolin is your
        principal financial officer for purposes of the Exhibit 31 Certification in the December
        31, 2008 Annual Report on Form 10-K; if not James Doolin, please provide us with the
        person's name and title.

                                        ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

James Doolin
Hangman Productions, Inc.
March 30, 2009
Page 4

 In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

 You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

 Sincerely,

 Joe A. Foti
 Senior Assistant Chief Accountant